# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESTIGE WEALTH INC., CIK 0001765850
CUSIP: G7244A119
Title of class of securities: Class A Ordinary Shares, $0.000625 par value per share
Address of issuer's principal executive offices: Office Unit 6620B, 66/F, The Center, 99 Queen's Road Central, Hong Kong, Hong Kong (K3), 000
Date of event which requires filing of this statement: 04/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002067925

## Reporting persons
- Xiuwen Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 6,427,637; shared voting power 0; sole dispositive power 6,427,637; shared dispositive power 0; aggregate amount beneficially owned 6,427,637 (9.48% of the class)
  Comment: (1) Represents 6,427,637 Class A Ordinary Shares held by Xiuwen Zhao
  (2) Calculated based on the assumption of all Class B Ordinary Shares being converted into Class A Ordinary Shares at a 1:1 ratio.

## Item 1. Issuer
Name of issuer: PRESTIGE WEALTH INC.
Address of issuer's principal executive offices: Office Unit 6620B, 66/F, The Center, 99 Queen's Road Central, Central, Hong Kong

## Item 2. Person Filing
Name of person filing: Xiuwen Zhao
Address of principal business office or, if none, residence: NO.4 GONGYUAN ROAD, SHASHI DISTRICT, JINGZHOU, HUBEI, CHINA
Citizenship: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,427,637 Class A Ordinary Shares
Percent of class: 9.48%
Sole power to vote or to direct the vote: 6,427,637 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,427,637 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Xiuwen Zhao: /s/ Xiuwen Zhao, Xiuwen Zhao (05/12/2025)